CIC MARKET SOLUTIONS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51649

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CIC Market Solutions, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Madison Avenue, 37th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alex J. Englese 212-659-6292
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alex J. Englese   , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
CIC Market Solutions, Inc   , as
of December 31   , 20 20   , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

No Exceptions

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/ 2022

Alex. Englese
Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement
       of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
       Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
       consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CIC MARKET SOLUTIONS, INC.

Contents

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
CIC Market Solutions, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CIC Market Solutions, Inc. (the "Company") as of December 31, 2020 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2013.

EISNERAMPER LLP
New York, New York
February 26, 2021



CIC MARKET SOLUTIONS, INC.

Statement of Financial Condition
December 31, 2020

ASSETS		
Cash	$	2,088,838
Due from parent		230,775
Fail to deliver		63,087
Due from customer		25,761
Prepaid and other assets		35,091
	$	2,443,552
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable and accrued expense	$	152,750
Due to affiliate		396,238
Due to customer		63,087
Fail to Receive		25,761
Subordinated loan		1,000,000
Total liabilities		1,637,836
Common stock, $0.01 par value per share, 934 shares authorized, issued and outstanding		9
Additional paid-in capital		13,431,009
Accumulated deficit		(12,625,302)
Total stockholder's equity		805,716
	$	2,443,552

See notes to statement of financial condition

CIC MARKET SOLUTIONS, INC.
Notes to Statement of Financial Condition
December 31, 2020

NOTE A - ORGANIZATION

CIC Market Solutions, Inc. (the "Company") is a wholly-owned subsidiary of Crédit Industriel et Commercial (the "Parent" or "CIC"), a French company.

The Company is a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

During 2020, the Company's business activity consisted of facilitating certain securities transactions for CIC pursuant to a services agreement (the "Services Agreement")(See Note B).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1]   Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S.GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[2]   Revenue from Contracts with Customers:

Revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (1) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

When the Company acts as a principal that satisfies a performance obligation, the Company recognizes revenue in the gross amount of consideration to which it expects to be entitled in exchange for the specified good or service transferred to the customer.

When the Company acts as an agent that satisfies a performance obligation, the Company recognizes revenue in the net amount of consideration to which it expects to be entitled in exchange for arranging for the specified good or service to be provided by the other party (after deducting costs or fees paid to the other party).

The Company's services income is derived from the Services Agreement.

In accordance with the Services Agreement, the Company facilitates certain securities transactions between the Parent and major US institutional investors in compliance with Rule 15a-6. The Parent compensates the Company for all costs incurred in order to introduce and maintain the US/Canada clients to the Parent along with the compensation for its chaperoning functions under the agreement equal to 115% of monthly costs. The performance obligation is satisfied over time and the services are continuously provided and consumed.

[3]   Income taxes:

Deferred tax assets and liabilities represent the expected future tax consequences of the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates In effect at the balance sheet date. The resulting asset or liability is adjusted to reflect enacted changes in tax law. A valuation allowance is established for deferred tax assets unless their realization is considered more likely than not.

[3]   Income taxes [continued]:

Authoritative accounting guidance requires the Company to determine whether a tax position taken or expected to be taken on a tax return is more likely than not to be sustained upon examination by the applicable taxing authority including resolution of any related appeals or litigation processes, based on technical merits of the position. At December 31, 2020, the Company had no uncertain tax positions that require accrual under the guidance.

[4]   Cash:

The Company at times maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation ("FDIC") limits. The Company has not experienced any losses on such accounts.

[5]   Fair value of financial instruments:

At December 31, 2020, the carrying value of the Company's financial instruments approximate their fair values due to the nature of their short term maturities.

The following table represents the carrying values and estimated fair values at December 31, 2020, of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy.

	Carrying Value		Level 1		Level 2		Level 3		Total Estimated Fair Value
ASSETS									
Cash	$	2,088,838	$	2,088,838	$	-	$	-	$	2,088,838
Due from parent		230,775		-		230,775		-		230,775
Due from customer		25,761				25,761		-		25,761
Fail to deliver		63,087		-		63,087		-		63,087
TOTALS	$	2,408,461	$	2,088,838	$	319,623	$	-	$	2,408,461
LIABILITIES									
Due to affiliate	$	396,238	$	-	$	396,238	$	-	$	396,238
Fail to receive		25,761				25,761				25,761
Due to customer		63,087		-		63,087		-		63,087
Subordinated loan		1,000,000		-		1,000,000		-		1,000,000
TOTALS	$	1,485,086	$	-	$	1,485,086	$	-	$	1,485,086

[6]   Leases:

The Company recognizes and measures its leases in accordance with ASU 2016-02, Leases (Topic 842), which requires the lessee to recognize a right of use asset and lease liability and present them in the statement of financial condition. The Company evaluated its existing vendor agreements, including its expense sharing agreement for the recognition criteria under the guidance and determined that during the year ended December 31, 2020 no agreements or arrangements existed that would be classified as a lease under the guidance.

[7]   Current Expected Credit Losses [CECL]:

On January 1, 2020, the Company adopted ASU 2016-13, Financial Instruments – Credit Losses (Topic 326). The ASU introduces a new credit loss methodology, Current Expected Credit Losses (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk.

CIC MARKET SOLUTIONS, INC.
Notes to Statement of Financial Condition
December 31, 2020

[7] Current Expected Credit Losses [CECL] [continued]:

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for certain financial assets at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current GAAP, which generally require that a loss be incurred before it is recognized. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer).

For certain financial assets measured at amortized cost (e.g., cash and cash equivalents), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

The Company identified a receivable impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening retained earnings as of the beginning of the first reporting period effective if required. The Company determined that no cumulative effective adjustment was required upon adoption.

The Company's conclusion that an allowance for credit losses was not required is based on the Company's expectation for the collectability of the receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees is not significant based on the contractual arrangement and expectation of collection in accordance with industry standards.

NOTE C - TRANSACTIONS WITH AFFILIATES

In accordance with a services agreement with the Parent, effective April 1, 2018 the Company facilitates certain securities transactions between the Company and major US institutional investors in compliance with Rule 15a-6. The Parent compensates the Company for all costs incurred in order to introduce and maintain the US/Canada clients to the Parent along with the compensation for its chaperoning functions under the agreement equal to 115% of monthly costs. Due from Parent amounted to $230,775 for the year ended December 31, 2020.

The Company is a party to an administrative services agreement with an affiliate dated June 30, 2019, CIC (New York Branch) ("CIC-NY"). The affiliate provides the Company with certain services and allocates the expenses in the area of benefits administration; leasehold space, furniture and equipment; operational services; computers and related systems support; data and communication lines and equipment.

At December 31 2020, the Company has a payable to CIC-NY related to its participation in CIC-NY's defined benefit plan. See Note F.

NOTE D - INCOME TAXES

The Company is subject to Federal, New York State and New York City income taxes. There was no current or deferred income taxes for the year ended December 31, 2020.

At December 31, 2020, the Company has a deferred tax asset of $2,092,000, consisting of net operating loss carry forwards of $1,994,000 and accrued expenses of $98,000, for which the Company has provided a full valuation allowance based on the likelihood of realization. During 2020, the valuation allowance decreased by $99,000.

CIC MARKET SOLUTIONS, INC.
Notes to Statement of Financial Condition
December 31, 2020

NOTE D - INCOME TAXES [continued]

As of December 31, 2020, the Company has net operating carryforwards for federal income tax purposes of approximately $9,500,000. The net operating loss carryforwards will expire through 2037. These net operating losses are limited by the IRC Section 382 loss limitation incurred as a result of an ownership change that took place during 2006 and 2007. Annual losses prior to 2007 are limited to approximately $141,000 annually through 2037.

NOTE E- NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") of the Securities and Exchange Commission ("SEC") which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debits, as defined. At December 31, 2020, the Company had net capital approximately of $1,540,000 which was approximately $1,290,000 in excess of the amount required of $250,000. The Company's ratio of aggregate indebtedness to net capital was .41 to 1.

Pursuant to SEC Rule 15a-6 and related FAQ's issued by the SEC Division of Trading and Markets, a registered broker-dealer that acts as a chaperone in connection with securities transactions is required to record and take a net capital charge, if applicable, for failed transactions, even if the foreign broker-dealer is required to take a fails charge under foreign law.

NOTE F- PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

The Company's U.S. affiliate maintains a 401(k) profit-sharing plan (the "Plan") covering substantially all of the employees of the Company. The Company contributes to the Plan 50% of up to the first 6% of the employees' contributions. Pursuant to the administrative services agreement with CIC-NY, the Company also participates in CIC-NY's Cash Balance Plan, a defined benefit plan. The Company has a payable of $396,238 related to its participation in the Cash Balance Plan at December 31, 2020 for the accumulated benefits payable which is due to affiliate on the accompanying statement of financial condition.

NOTE G - RISKS AND UNCERTAINTIES

During 2020, the World Health Organization declared COVID-19 to constitute a "Public Health Emergency of International Concern." This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.